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Exhibit 12.1

Ratio of Earnings to Fixed Charges
TSI Telecommunication Holdings, LLC
(dollars in thousands)

	Predecessor
	Years ended December 31,							Successor
						Three Months Ended March 31, 2001	Period from January 1, 2002 to February 13, 2002	Period from February 14, 2002 to March 31, 2002
	1997	1998	1999	2000	2001
Net income	$33,901	$35,905	$46,104	$51,051	$69,258	$14,918	$6,917	$1,554
Provision for income taxes	21,361	22,213	28,156	32,548	43,895	9,540	4,418	999

Income before income taxes	$55,262	$58,118	$74,260	$83,599	$113,153	$24,458	$11,335	$2,553

Fixed charges:
Interest expensed	$653	$842	$2,822	$22	$—	$—	$—	$6,635
Amortization of deferred financing costs and debt discount	—	—	—	—	—	—	—	1,274
Estimated interest factor on operating leases	202	253	343	403	463	118	59	66

Total fixed charges	$855	$1,095	$3,165	$425	$463	$118	$59	$7,975

Earnings:
Income before income taxes	$55,262	$58,118	$74,260	$83,599	$113,153	$24,458	$11,335	$2,553
Fixed charges	855	1,095	3,165	425	463	118	59	7,975

Total earnings	$56,117	$59,213	$77,425	$84,024	$113,616	$24,576	$11,394	$10,528

Ratio of earnings to fixed charges	65.63	54.08	24.46	197.70	245.39	208.27	193.12	1.32

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Exhibit 12.1
Ratio of Earnings to Fixed Charges TSI Telecommunication Holdings, LLC (dollars in thousands)